Contact

www.linkedin.com/in/mikekobrin (LinkedIn)

Mike Kobrin

Operations Manager
Irvine, California, United States

Summary

A professional manager with strong leadership, project management, people management, and communication skills. A highly-motivated, well organized, very thorough, creative/intuitive individual with a broad background in laboratory business management and extensive experience in product development and project management. An incisive problem solver.

Skills Highlights

• People Management – group supervision, recruitment, training, team building.
• Project Management – budgeting, workflow analysis, managing cross-functional teams
• Business Management – Product and Process Development; Service Group Management; Customer Service; Expert in cost reduction through product and process improvement.
• Intuitive and creative problem solving skills.
• Critical and analytical thinker, providing intellectual backup to the above intuitive skills.
• Extremely thorough about details.
• Excellent written, verbal, and graphic communication skills.

Experience

e360tv OTT Networke360tv
Chief Financial Officer
February 2020 - Present (3 years 8 months)
Irvine, California, United States

CEC Global Events
Operations Manager
April 2006 - Present (17 years 6 months)
Irvine, CA

Manages operations for an event management company that produces conferences and expos.

RNAture
5 years 9 months

Director
June 2002 - April 2006 (3 years 11 months)
Irvine, CA

Managed projects and personnel at RNAture, a start-up biotechnology company, a subsidiary of Hitachi Chemical Research Center.

Senior Manager
August 2000 - June 2002 (1 year 11 months)
Irvine, CA

Stratagene Cloning Systems
Senior Manager
November 1996 - January 2000 (3 years 3 months)
San Diego, CA

Managed the custom molecular biology service group, providing services to biotech, pharmaceutical, academic and research organizations worldwide.

Long Beach Genetics
Associate Director
July 1995 - October 1996 (1 year 4 months)
Rancho Dominguez, CA

Directed the technical operations of a commercial DNA-testing laboratory.

University of California, Irvine
Assistant Adjunct Professor
April 1991 - June 1995 (4 years 3 months)
Irvine, CA

Managed projects and personnel in an academic cancer research laboratory.

Genentech
Research Fellow
September 1988 - March 1991 (2 years 7 months)
Southh San Francisco, CA

Education

University of Toronto

Ph.D., Clinical Biochemistry · (1988)